SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 2, 2008 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated October 2, 2008, the Company reported that the Board of Directors called an Ordinary and Extraordinary Shareholder’s Meeting to be held outside its headquarters at Bolivar 108, 1st floor, City of Buenos Aires, on October 31, 2008 at 12:00 pm, Buenos Aires time, to discuss the following agenda:

1) Appointment of two shareholders to approve and sign the shareholders’ meeting minutes.-

2) Consideration of the documentation provided for in section 234, subsection 1 of Law 19,550, relating to the fiscal year ended June 30, 2008.-

3) Consideration of the Board’s performance.-

4) Consideration of the Surveillance Committee’s performance.-

5) Treatment and allocation of results of the fiscal year ended June 30, 2008, which recorded a $79,969,977 (Pesos seventy nine million, 9 hundred and sixty nine thousand, and nine hundred and seventy seven hundred) profit. Consideration of a cash dividend of $60,237,864 (Pesos sixty million, and two hundred and thirty seven thousand, and eight hundred and sixty four).-

1. 6) Consideration of compensation payable to the Board of Directors for the fiscal year ended June 30, 2008 amounting to $9,107,811.- (Pesos nine million one hundred and seven thousand, and eighth hundred and eleven). Which amount exceeds by $4,850,977 (Pesos four million eight hundred and fifty thousand, and nine hundred and seventy-seven) surpassing the limit of FIVE PERCENT (5%) of profits fixed by section 261 of Law N° 19,550 and the Regulations of the Argentine Securities Commission (“CNV”), in view of the proposal not to distribute dividends.-

7) Consideration of the compensation payable to the Surveillance Committee in respect of the year ended June 30, 2008.-

8) Consideration of the resignation of Mr. Ira Chaplik’s. Determination of the number of Regular Directors and alternate directors, if the case may be, and election thereof.-

9) Appointment of the regular and alternate members of the Surveillance Committee.-

10) Appointment of the Certifying Accountant for the next fiscal year and determination of the compensation payable thereto.-

11) An updated report on the shared services agreement.-

12) Treatment of the tax on the shareholders’ personal assets, paid by the company in its capacity of substitute taxpayer.-

13) Renewal of the Delegation to the Board of Directors of the power to fix the determination of the timing and issuance currency, term, price, manner and payment conditions and interest rates, use of proceeds and remaining terms pursuant to what was approved by the shareholders general meeting, dated 10-31-06, with respect to the issuance of the notes under the program of global notes, according to the provisions of the section 9 of the 23.576 Act.-

Note: The Company’s record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362 CABA, and therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate evidencing the book-entry shares account maintained by CVSA and to submit same for purposes of its deposit at Moreno 877, 23rd floor, CABA from 10:00 a.m. to 5:00 p.m. not later than October 27, 2008.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: October 2, 2008.